EXHIBIT 2

VOTING AGREEMENT

NOVAMEX ENERGY INC. VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of this 20th day of May, 2015, by and among Novamex Energy Inc., a Nevada corporation (the “Company”), each holder of the Company’s Series A Preferred Stock, $.0001 par value per share (“Series A Preferred Stock” or “Preferred Stock”) listed on Schedule A (the “Rio Bravo Stockholders”) and that certain stockholder of the Company listed on Schedule B (“Excellere”, and together collectively with the Rio Bravo Stockholders, the “Stockholders”).

RECITALS

A. The Company, Rio Bravo Oilfield Services, Inc. (“Rio Bravo”), Novamex Acquisition, Inc. (“Acquisition”) and the Rio Bravo Stockholders have entered into a Merger Agreement dated as of May 20, 2015 (the “Merger Agreement”), providing for (i) the merger of Rio Bravo and Acquisition, with Rio Bravo surviving as the wholly-owned subsidiary of the Company and (ii) the exchange of all of the outstanding shares of capital stock of Rio Bravo for 10,500,000 shares of Series A Preferred Stock of the Company, to be held by the Rio Bravo Stockholders as set forth on Schedule A.

B. As a condition to the closing of the Merger Agreement, the parties thereto have agreed to enter into this Voting Agreement in order to provide the Rio Bravo Stockholders and Excellere with the right to designate the election of certain members of the board of directors of the Company (the “Board”) in accordance with the terms of this Agreement. NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties agree as follows:

1. Voting Provisions Regarding Board of Directors.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set initially at three (3) directors and shall not exceed seven (7) directors. For purposes of this Agreement, the term “Shares” shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock, Series A Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a) One person designated by a majority in interest of the Rio Bravo Stockholders, which individual shall initially be Jackson Payne.

(b) One person designated by Excellere, which individual shall initially be Stephen Bargo beneficially.

(c) One person who is mutually acceptable to the Rio Bravo Stockholders and Excellere, which individual shall initially be Jose Luis Robles. The remaining members of the Board shall be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company’s Amended and Restated Articles of Incorporation.

1.3 Failure to Designate a Board Member. In the absence of any designation from the persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Sections 1.2 or 1.3 of this Agreement may be removed from office other than for cause unless such removal is directed or approved by the affirmative vote of the person or persons entitled under Section 1.2 to designate that director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Section 1.2(a) or 1.2(b) to remove such director, such director shall be removed. All Stockholders agree to execute any written consents, if permitted by the Company’s Bylaws and Amended and Restated Articles of Incorporation, required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Remedies.

2.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the directors as provided in this Agreement.

2.2 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

2.3 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

3. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of: (a) the consummation of a “Sale” of the Company, defined as set forth below; (b) termination of this Agreement in accordance with Section 4.6 below; and (c) May 20, 2018. For purposes of this Agreement, a “Sale” of the Company shall mean: (i) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Company is a constituent party, such that the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation do not represent, or are converted into or exchanged for shares of capital stock that do not represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

4. Miscellaneous Provisions.

4.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.2 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the corporation law of the State of Nevada, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Nevada.

4.3 Counterparts; Facsimile. This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 4.5.

4.6 Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by all of the parties hereto.

4.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.8 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.9 Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly superseded.

4.10 Legend on Share Certificates. Each certificate representing any Shares issued after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

“The Shares evidenced hereby are subject to a Voting Agreement, AS MAY BE AMENDED FROM TIME TO TIME, (a copy of which may be obtained upon written request from the Company), and by accepting any interest in such Shares the person accepting such interest shall be deemed to agree to and shall become bound by all the provisions of that Voting Agreement, including certain restrictions on transfer and ownership set forth therein.”

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by this Section 4.10 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Section 4.10 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

4.11 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company’s voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 4.10.

4.12 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

NOVAMEX ENERGY INC.:

By: /s/ Stephen Bargo

Name: Stephen Bargo

Title: Chairman

RIO BRAVO STOCKHOLDERS:

Signature: /s/ Gordon Payne

Name: Gordon Payne

Signature: /s/ Jackson Payne

Name: Jackson Payne

Signature: /s/ Coleman Payne

Name: Coleman Payne

EXCELLERE CAPITAL GROUP LLC:

By: /s/ Stephen Bargo

Name: Stephen Bargo

Title: Chairman

SCHEDULE A

RIO BRAVO STOCKHOLDERS

Name and Address	Number of Shares of Novamex Series A Preferred Stock Held
Jackson Payne 1610 Woodstead Court, Suite 330 The Woodlands, TX 77380	3,499,983
Coleman Payne 1610 Woodstead Court, Suite 330 The Woodlands, TX 77380	3,499,983
Gordon Payne 1610 Woodstead Court, Suite 330 The Woodlands, TX 77380	3,500,034

SCHEDULE B

EXCELLERE

Name and Address	Number of Shares Held
Excellere Capital Group LLC 3102 Maple Avenue Suite 450 Dallas, Texas 75201	15,000,000